POWER OF THE DREAM VENTURES, INC.
1095 Budapest
Soroksari ut 94-96
Hungary

29 January 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Power of the Dream Ventures, Inc. (the “Company”)
Registration Statement on Form SB-2
File No.  333-147372

Ladies and Gentlemen:

The Company requests acceleration of the referenced registration statement to 2:00 PM, Wednesday, January 30, 2008 or as soon thereafter as possible.

In connection with this acceleration request, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to its delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
POWER OF THE DREAM VENTURES, INC.

By:	/s/ Viktor Rozsnyay
Viktor Rozsnyay
President and Chief Executive Officer

cc:   Lloyd Rothenberg, Esq.
(By telecopier—212-656-1076)
(Telephone—212-407-4937)